Exhibit 2.4

AMENDMENT NO. 3

TO THE

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 3 (this “Amendment”), dated as of February 12th, 2024, to the Business Combination Agreement, dated as of November 15, 2022 as amended on April 5, 2023 and November 26, 2023 (as so amended, the “Current Agreement”), is by and among Mobix Labs, Inc., a Delaware corporation (f/k/a Chavant Capital Acquisition Corp.) (“Mobix Labs”), and Mobix Labs Operations, Inc., a Delaware corporation (f/k/a Mobix Labs, Inc.) (“Surviving Mobix Sub”). Each of Mobix Labs and Surviving Mobix Sub will individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Current Agreement.

WHEREAS, on December 21, 2023 (the “Closing Date”), Mobix Labs consummated the transactions pursuant to the Current Agreement (the “Business Combination”), pursuant to which CLAY Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Mobix Labs, merged with and into Surviving Mobix Sub, with Surviving Mobix Sub surviving the merger as a wholly-owned subsidiary of Mobix Labs;

WHEREAS, Section 3.01(c)(i) of the Current Agreement provides that on the Closing Date, each Company In-the-Money Vested Option that is outstanding and unexercised immediately prior to the Effective Time would be converted into the right to receive shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, the amount of which shall be determined on a net settlement basis;

WHEREAS, pursuant to the Prior Plan and the award agreements under the Prior Plan pursuant to which the holders received the Company In-the-Money Vested Options, Legacy Mobix Labs did not have the unilateral right to require that the Company In-the-Money Vested Options be converted into the right to receive shares of SPAC Class A Common Stock in the Business Combination without the consent of the holders of the Company In-the-Money Vested Options, which consent was not obtained prior to the Closing Date;

WHEREAS, as a result of the foregoing, Mobix Labs now desires to amend the Current Agreement to provide that, effective ab initio, on the Effective Date, the Company In-the-Money Vested Options would be assumed by Mobix Labs and converted into an option to purchase shares of SPAC Class A Common Stock in the same manner as each Company Option that was not a Company-In-the-Money Vested Option as set forth in the Current Agreement and as provided for in this Amendment;

WHEREAS, Section 3.01(c)(vi) of the Current Agreement provides that on the Closing Date, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time would be converted into the right to receive shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares;

WHEREAS, pursuant to the warrant agreements pursuant to which the holders received the Company Warrants, other than the Company Warrants issued to Michael Long, to Keyvan Roodsari and to the Sponsor in December, 2023 which provided for the conversion of such Company Warrants into the right to receive shares of SPAC Class A Common Stock in the Business Combination (the “Converted Warrants”), Legacy Mobix Labs did not have the unilateral right to require that the Company Warrants be converted into the right to receive shares of SPAC Class A Common Stock in the Business Combination without the consent of the holders of the Company Warrants, which consent was not obtained prior to the Closing Date;

WHEREAS, as a result of the foregoing, Mobix Labs now desires to amend the Current Agreement to provide that, effective ab initio, on the Effective Date, the Company Warrants, other than the Converted Warrants, would be assumed by Mobix Labs and converted into a warrant to purchase shares of SPAC Class A Common Stock as provided for in this Amendment; and

WHEREAS, the Parties desire to amend the Current Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1.	Definition of Rollover Spreadsheet. The definition of Rollover Spreadsheet is hereby amended and rested in its entirety to read as follows:

“Rollover Spreadsheet” means a spreadsheet that will be delivered by the Company to SPAC pursuant to Section 3.01(a), which shall set forth the Company’s good faith calculations of the following: (a) for each holder of Company Options ~~that is not a Company In-the-Money Vested Option~~, the number of shares of SPAC Common Stock subject to the Company Options held by such holder (including the exercisable portion as of immediately following the Effective Time) after conversion of such Company Options in accordance with Section 3.01(c)(ii) and the applicable exercise prices; and (b) for each holder of Company RSUs that is outstanding immediately prior to the Effective Time, the number of shares of SPAC Common Stock subject to the Company RSUs held by such holder after conversion of such Company RSUs in accordance with Section 3.01(c)(iii).”

2.	Delete Section 3.01(c)(i). Section 3.02(c)(i) of the Current Agreement is hereby deleted.

3.	Amend Section 3.01(c)(ii). Section 3.01(c)(ii) of the Current Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) Each Company Option ~~that is not a Company In-the-Money Vested Option~~ that is outstanding and unexercised immediately prior to the Effective Time is assumed by SPAC and converted into a stock option (a “SPAC Option”) to acquire a number of shares of SPAC Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding Company Option as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Exchange Ratio with any resulting fractional share rounded down to the nearest whole number. The per share exercise price of each converted SPAC Option shall be equal to the quotient obtained by dividing (A) the per share exercise price of the corresponding Company Option as of immediately prior to the Effective Time by (B) the Per Share Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent. Each SPAC Option so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time, with each holder of such SPAC Option as so assumed and converted being for that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Rollover Spreadsheet as calculated in accordance with this Section 3.01(c)(ii); provided, however, that the exercise price and the number of shares of SPAC Class A Common Stock purchasable pursuant to the SPAC Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any SPAC Option to which Section 422 of the Code applies, the exercise price and the number of shares of SPAC Class A Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. All Company Options shall no longer be outstanding and each holder of SPAC Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.01(c)(ii); and”

4.	Amend Section 3.01(c)(vi). Section 3.01(c)(vi) of the Current Agreement is hereby amended and restated in its entirety to read as follows:

“(vi) Each ~~Company Warrant and~~ Company Convertible Instrument that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a number of shares of SPAC Class A Common Stock as set forth in the Payment Spreadsheet, with each holder of ~~Company Warrants or~~ Company Convertible Instruments to receive that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Payment Spreadsheet; and”

5.	Add Section 3.01(c)(vii). The Current Agreement is hereby amended to add the following Section 3.01(c)(vii) to read as follows:

“(vii) Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time is assumed by SPAC and converted into a warrant (a “SPAC Warrant”) to acquire a number of shares of SPAC Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding Company Warrant as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Exchange Ratio with any resulting fractional share rounded down to the nearest whole number. The per share exercise price of each converted SPAC Warrant shall be equal to the quotient obtained by dividing (A) the per share exercise price of the corresponding Company Warrant as of immediately prior to the Effective Time by (B) the Per Share Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent. Each SPAC Warrant so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Warrant immediately prior to the Effective Time, with each holder of such SPAC Warrant as so assumed and converted being for that number of shares of SPAC Class A Common Stock out of the Closing Transaction Consideration and, as applicable, out of the Earnout Shares, in each case, as set forth opposite such holder’s name on the Rollover Spreadsheet as calculated in accordance with this Section 3.01(c)(vii); provided, however, that each Company Warrant issued to Michael Long dated December 13, 2023, to Keyvan Roodsari dated December [ ], 2023 and to the Sponsor dated December 20, 2023 that is outstanding and unexercised immediately prior to the Effective Time shall be converted (with such conversion calculated net of any applicable exercise price) into a right to receive a number of shares of SPAC Class A Common Stock as set forth in the Payment Spreadsheet; provided, further, that the exercise price and the number of shares of SPAC Class A Common Stock purchasable pursuant to the SPAC Warrants shall be determined in a manner consistent with the requirements of Section 409A of the Code. All Company Warrants shall no longer be outstanding and each holder of SPAC Warrants shall cease to have any rights with respect to such Company Warrants, except as set forth in this Section 3.01(c)(vii); and”

ARTICLE II

MISCELLANEOUS

6.	No Further Amendment. Except as expressly amended hereby, the Current Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Current Agreement or any of the documents referred to therein.

7.	Effect of Amendment. This Amendment shall form a part of the Current Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Current Agreement shall be deemed a reference to the Current Agreement as amended hereby.

8.	Choice of Law. This Amendment shall be governed by, and construed and enforced in accordance with the laws of the State of State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

9.	Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

10.	Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.	Miscellaneous. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Amendment. This Amendment is not assignable by any of the Parties. The headings of the various sections of this

Amendment have been inserted for reference only and shall not be deemed to be a part of this Amendment.

[Signature page follows]

Agreed to and accepted this

12th day of February 2024

MOBIX LABS, INC.

By:	/s/ Fabian Battaglia
Name:	Fabian Battaglia
Title:	CEO

MOBIX LABS OPERATIONS, INC.

By:	/s/ Keyvan Samini
Name:	Keyvan Samini
Title:	President and Chief Financial Officer

5